June 21, 2005

via U.S. mail and facsimile to (604) 648-8963


Ms. Nora Coccaro
Chief Executive Officer and Chief Financial Officer
Healthbridge, Inc.
1066 West Hastings Street, Suite 2610
Vancouver, British Columbia  Canada  V6E 3X2

	RE:	Healthbridge, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 7, 2005
      File No. 000-30377

Dear Ms. Coccaro:

		We have limited our review to only your financial statements and related disclosures and do not intend to expand our
review to other portions of your document.   If you disagree with
a
comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Independent Auditors` Report, page F-2

1. We note your disclosure on page 14, that the "audit expressed substantial doubt as to the Company`s ability to continue as a going concern..." Furthermore, we note the disclosure in Note 2 on page F-
16, "These factors raise substantial doubt about the Company`s ability to continue as a going concern." In light of these disclosures, please have your auditor tell us how they determined that substantial doubt does not exist about your ability to continue as a going concern for the next 12 months, including how they determined the disclosures made in the footnotes to the consolidated financial statements are complete, accurate and in accordance with US
GAAP.

Independent Auditors` Report, page F-3

2. We note that your predecessor auditors` audit report for the year ended December 31, 2003 included in your filing has removed the going concern explanatory paragraph included in its original audit report as presented in your Form 10-KSB for the year ended December 31, 2003. If the successor auditors determine that a going concern audit opinion is required for the year ended December 31, 2004 based on the disclosures in the Form 10-KSB, it would appear that the original audit report dated March 24, 2004 containing the explanatory paragraph regarding substantial doubt of your ability to continue as a going concern should be included in the Form 10-KSB for the year ended December 31, 2004. Please refer to paragraph 16 of AU Section
341 for guidance.

Note 1 - Organization and Summary of Significant Accounting
Policies,
Intangible Assets, page F-13

3. We note that you acquired certain infectious medical waste sterilization and disposal technologies with exclusive ownership of the technologies, including the associated patents, patents pending, proprietary software and licenses required to manufacture, operating and market the technologies. Please provide us with the following information regarding your patents:
* A detailed analysis discussing each factor in paragraph 11 of SFAS
142 justifying an indefinite life for your indefinite-life intangible asset.
* A detailed explanation of how you assess this indefinite-life intangible asset for impairment in accordance with SFAS 142. Your explanation should include the significant assumptions used and why those assumptions are reasonable.
* The results of your impairment tests performed during fiscal years
2002, 2003 and 2004.
* What consideration you gave to including your impairment analysis of patents as a critical accounting policies and estimates, especially since patents represent 91% of total assets as of December
31, 2004.

4. We note that you review your indefinite-life intangible assets periodically. Please confirm to us with a view toward future disclosure that indefinite-life intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Please also confirm to us that you evaluate each reporting period whether events and circumstances continue to support an indefinite useful life. Refer to paragraphs 16 and 17 of SFAS 142 for guidance.

Note 6 - Convertible Debentures, page F-17

5. Please tell us how you determined your convertible debentures are appropriately classified as long-term. We note that the convertible debentures mature in three years from the date of issuances of May 3,
2002 and May 6, 2002.

Note 9 - Supplemental Cash Flow Information, page F-18

6. We have noted your disclosure that you have paid $45,209 in interest for the year ended December 31, 2004, which is the amount expensed for fiscal year 2004. It is unclear to us how you have paid
$45,209 in interest during fiscal year 2004, since a portion of that amount included in interest expense appears to be the accretion of the discount from your convertible debentures and you have $12,000 of accrued interest for your convertible debentures. In future filings, please state the amount of interest paid in cash and paid from the issuance of common stock for each period presented. Refer to paragraph 29 of SFAS 95 for guidance.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-
3736,
or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief

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Ms.  Nora Coccaro
Healthbridge, Inc.
June 21, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE